UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Giuliano, Louis J.
   ITT Industries, Inc.
   4 West Red Oak Lane
   White Plains, NY  10604
2. Issuer Name and Ticker or Trading Symbol
   ITT Industries, Inc.
   ITT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   2/8/02
5. If Amendment, Date of Original (Month/Year)
   2/8/02
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman, President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock (ISP)  (1)    |      |    | |                  |   |           |6,889              |I     |In Trust                   |
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Common Stock  (2)          |12/31/|A   |V|7,775             |A  |$50.50     |7,775              |D     |                           |
                           |01    |    | |                  |   |           |                   |      |                           |
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Common Stock               |2/6/02|M   | |216,466           |A  |$15.72     |                   |      |                           |
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Common Stock               |2/6/02|F   | |117,913           |D  |$54.05     |                   |      |                           |
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Common Stock               |2/6/02|D   | |61,021            |D  |$54.05     |37,532  (6)        |I     |In Trust                   |
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Common Stock  (5)          |      |    | |                  |   |           |14,474             |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Option |$50.65  |1/2/0|A   |V|100,000    |A  |(3)  |1/4/1|Common Stock|100,000|       |100,000     |D  |            |
(Right to Buy) (3)    |        |2    |    | |           |   |     |2    |            |       |       |            |   |            |
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Employee Stock Option |$15.72  |2/6/0|M   | |216,466    |D  |10/14|10/16|Common Stock|216,466|       |- 0 -       |   |            |
(Right to Buy) (4)    |        |2    |    | |           |   |/96  |/03  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Shares acquired under the ITT Industries Investment and Savings Plan reflecting accumulations through
January 31,
2002.
(2)  Shares granted under the ITT Industries 1997 Long-Term Incentive
Plan.
(3) Options granted under the 1994 ITT Industries Incentive Stock Plan exercisable the earlier of January 2, 2011 or after the NYSE closing price has remained at least $63.31 for 10 consecutive trading days.
(4)  Options granted under Rule 16b-3
plan.
(5) Includes shares held in dividend reinvestment account reflecting accumulations through February 6, 2002.
(6) Shares held in the Louis J. Giuliano Revocable Living Trust 5/19/97 Louis Giuliano and Barbara Giuliano
Trustees.
SIGNATURE OF REPORTING PERSON
LOUIS J. GIULIANO
DATE
2/8/02